March 4, 2010

Mail Stop 3561

David M. Sagehorn
Executive Vice President and Chief Financial Officer
Oshkosh Corporation
P.O. Box 2566
Oshkosh, WI 54903

RE: Oshkosh Corporation
       File No. 001-31371
       Form 10-K: For the Fiscal Year Ended September 30, 2009

Dear Mr. Sagehorn:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                              Sincerely,

                                              Lyn Shenk
                                              Branch Chief